UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 1H 2018 FINANCIAL RESULTS

Consolidated revenue – 157.0 bln rubles (+5% compared to 1H 2017)

EBITDA1 – 41.4 bln rubles (+3% compared to 1H 2017)

Profit attributable to equity shareholders of Mechel PAO – 4.7 bln rubles

Moscow, Russia – August 22, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1H 2018.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“In the second quarter, the Group improved its financial results quarter-on-quarter. The first half of the year’s results have also improved year-on-year. This was due to the implementation of our strategy of increasing the share of high-margin products in our production and sales structure, as well as a favorable market environment for most of our products.

“In the second quarter, our company managed to stabilize mining volumes. The measures undertaken since mid-last year and aimed at renewing and replenishing our mining fleet, yielded positive results. The only decline in mining we registered was at Yakutugol, which had accumulated sufficient stockpiles for processing and shipping. Yakutugol focused on stripping works, which is preparation for future coal mining. Other mining facilities, including Korshunov Mining Plant, demonstrated increase in mining volumes. We continue to work on restoring our production volumes.

“A minor decrease in our steel division’s pig iron and steel production was due to planned repairs at Chelyabinsk Metallurgical Plant. We also continue to push forward with our investment projects that will enable us to substitute imports and further improve our competitive advantages and profit margin. Practically all our facilities take advantage of favorable market conditions to master production of new product types and expand into new markets.

“Among other positive news I would like to note that the Group has received Gazprombank’s confirmation of adherence to the debt repayment schedule agreed for our credit facilities, which led to the write-off of fines and penalties totaling 7.3 billion rubles.”

Consolidated Results For The 1H2018

Mln rubles	1H’ 18	1H’ 17%		2Q’ 18	1Q’ 18%
Revenue from external customers	157,038	149,384	5%	82,186	74,852	10%
Operating profit	32,641	30,677	6%	19,258	13,383	44%
EBITDA	41,440	40,227	3%	23,004	18,436	25%
EBITDA, margin	26%	27%		28%	25%
Profit attributable to equity shareholders of Mechel PAO	4,693	4,994	-6%	1,400	3,293	-57%

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“In 2Q2018, the division demonstrated an improvement in financial results. Revenue from sales of our products to third parties went up by 13% quarter-on-quarter, EBITDA increased by 37%, and EBITDA margin reached 41%. The increase of sales of key products became the main factor that had a positive impact on the dynamics of the division’s results.

“The situation in the global coal market has worsened in 2Q2018 quarter-on-quarter as contract prices for premium hard coking coal slumped from $237 to $197 per tonne and average spot prices went down from $228 to $190 per tonne. Russia’s coal market was more stable, which enabled us to avoid the decrease in ruble prices on FCA basis quarter-on-quarter.

“The situation in China and Australia will traditionally have an impact on coal prices’ further dynamics. In August, Chinese authorities announced that investment into railway infrastructure in 2018 will most likely exceed 800 billion yuan instead of 732 billion planned earlier. China’s growing demand for steel products, combined with limitations on steel production in that country, which likely contribute to an inflated demand for high-quality imported raw materials. It is also possible that China will continue to amalgamate and consolidate coal producers while limiting mining volumes, which should also support prices.

“As for Australia, I should note that the leading producer of Australian coking coal reached record mining volumes, but export of Australian coal is unlikely to beat any records as insufficient funding will force rail freight operator Aurizon to reduce coal shipments by 20 million tonnes in 2018, including 16 million tonnes of coking coal.

“In the second quarter, the division increased coal sales volumes, as mining at Southern Kuzbass Coal Company and Elgaugol went up by 2% and 12% respectively. Mining at Yakutugol decreased quarter-on-quarter by 20%, which was

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

due to an added focus on stripping works that exceeded the previous quarter’s results by 40%. In addition, in 1Q2018 a certain amount of coal has not been shipped, but remained in storage to be sold in the second quarter, which ensured a quarter-on-quarter increase in coal shipments. Due to large volumes of stripping works done at Yakutugol, production costs of products sold went up, but growth of mining volumes at Southern Kuzbass and Yakutugol led to a decrease in product unit costs and, ultimately, to an improved EBITDA and margin.”

Mln rubles	1H’ 18	1H’ 17%		2Q’ 18	1Q’ 18%
Revenue from external customers	48,400	51,519	-6%	25,676	22,724	13%
Revenue inter-segment	19,045	23,268	-18%	9,633	9,412	2%
EBITDA	24,891	34,563	-28%	14,408	10,483	37%
EBITDA, margin	37%	46%		41%	33%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“In this reporting period, the division continued to improve its operational and financial results. There was an improvement of financial results both in 2Q2018 quarter-on-quarter and in 1H2018 year-on-year. Revenue from sales to third parties went up by 13% quarter-on-quarter, EBITDA went up by 33%, and margin reached 16%.

“Though early in 2Q2018 market growth was restrained by high competition and our consumers’ persistently low business activity, by mid-period demand has begun to pick up. Even though in June The 2018 FIFA World Cup put a damper on construction activity and overall demand, the price level for our products was higher quarter-on-quarter, which supported our financial results. Early in 3Q2018 prices in the market for long rolls began to grow, even though the excitement characteristic for the construction season is lacking.

“In this reporting period we increased sales of long products, hardware and stampings. Pig iron and steel production slumped by 4% and 6% accordingly quarter-on-quarter, which was due to planned repairs of Chelyabinsk Metallurgical Plant’s key facilities. In addition, we decreased shipments of rails both quarter-on-quarter and half a year on half a year, for the duration of negotiations on a new annual contract terms with Russian Railways. During this pause, the universal rolling mill was additionally loaded with beam production.”

Mln rubles	1H’ 18	1H’ 17%		2Q’ 18	1Q’ 18%
Revenue from external customers	94,382	84,955	11%	50,144	44,238	13%
Revenue inter-segment	2,955	3,740	-21%	1,365	1,590	-14%
EBITDA	14,484	6,074	138%	8,280	6,204	33%
EBITDA, margin	15%	7%		16%	14%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“In 2Q2018 the power division demonstrated an expected decline in financial and operational results quarter-on-quarter as the heating season came to a close and the repair campaign aimed at preparing our key heat and electrical equipment for the new season began. At the same time, in 1H2018 the power division demonstrated an improvement in both financial and operational results year-on-year, which was due to a higher load of our facilities in the cold winter season.”

Mln rubles	1H’ 18	1H’ 17%		2Q’ 18	1Q’ 18%
Revenue from external customers	14,256	12,910	10%	6,365	7,891	-19%
Revenue inter-segment	7,621	8,473	-10%	3,584	4,037	-11%
EBITDA	1,200	966	24%	463	737	-37%
EBITDA, margin	5%	5%		5%	6%

***

The management of Mechel will host a conference call today at 6:00 p.m. Moscow time (4:00 p.m. London time, 11:00 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

Please dial the number below approximately 10 minutes prior to the scheduled time of the call.

Conference Call Phone Numbers:

International: +44 (0) 330 336 9125

US: +1 323-994-2082

Russia: +7 495 213 1767

Conference ID: 1122595

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1H 2018 Earnings Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation, depletion and amortization, Foreign exchange loss (gain), net, Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivable, Write-off of inventories to net realisable value, Allowance for expected credit losses on financial assets, Allowance for doubtful accounts,  Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, depletion, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts**2 and trade working capital are presented below:

Mln rubles	30.06.2018	31.12.2017
Loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	390,520	380,541
Interest payable	18,889	20,420
Non-current loans and borrowings	15,991	17,360
Other non-current financial liabilities	42,516	40,916
Other current financial liabilities	534	734
less Cash and cash equivalents	(2,936)	(2,452)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	465,514	457,519

Current finance lease liabilities	6,572	7,476
Non-current finance lease liabilities	2,327	1,878
Net debt, excluding fines and penalties on overdue amounts	474,413	466,873

Mln rubles	30.06.2018	31.12.2017
Trade and other receivables	19,839	18,762
Inventories	41,090	37,990
Other current assets	7,831	7,589
Income tax receivables	168	107
Trade current assets	68,928	64,448

Trade and other payables	33,640	33,469
Advances received	5,430	4,385
Provisions and other current liabilities	2,642	3,428
Taxes and similar charges payable other than income tax	7,162	6,696
Income tax payable	5,325	4,578
Trade current liabilities	54,199	52,556

Trade working capital	14,729	11,892

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	6m 2018	6m 2017	6m 2018	6m 2017	6m 2018	6m 2017	6m 2018	6m 2017
Profit (loss) attributable to equity shareholders of Mechel PAO	4,693	4,994	1,284	10,698	1,673	(4,312)	643	(13)
Add:
Depreciation, depletion and amortisation	6,991	7,228	3,916	4,077	2,825	2,919	250	232
Foreign exchange loss (gain), net	11,580	(1,804)	7,792	(1,496)	3,771	(308)	17	-
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	21,445	24,096	15,867	17,725	6,036	6,975	281	447
Finance income	(7,863)	(442)	(6,170)	(1,042)	(1,661)	(421)	(771)	(32)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable and write-off of inventories to net realisable value, allowance for expected credit losses on financial assets and allowance for doubtful accounts	1,536	1,253	475	495	511	508	553	249
Net result on the disposal of subsidiaries	(310)	4	(3)	4	(307)	-	-	-
Profit (loss) attributable to non-controlling interests	587	688	85	593	393	111	110	(16)
Income tax expense	2,465	3,627	1,772	3,123	824	473	92	31
Pension service cost and actuarial loss, other related expenses	71	64	59	51	11	11	1	2
Other fines and penalties	309	599	(163)	372	447	159	26	68
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(64)	(80)	(23)	(37)	(39)	(41)	(2)	(2)
EBITDA	41,440	40,227	24,891	34,563	14,484	6,074	1,200	966
EBITDA, margin	26%	27%	37%	46%	15%	7%	5%	5%

Mln rubles	2q 2018	1q 2018	2q 2018	1q 2018	2q 2018	1q 2018	2q 2018	1q 2018
Profit (loss) attributable to equity shareholders of Mechel PAO	1,400	3,293	1,013	271	(370)	2,043	676	(33)
Add:
Depreciation, depletion and amortisation	3,514	3,477	1,946	1,970	1,452	1,373	116	134
Foreign exchange loss (gain), net	12,088	(508)	8,289	(497)	3,783	(12)	16	1
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	10,982	10,463	8,167	7,700	3,057	2,979	123	158
Finance income	(7,770)	(93)	(5,822)	(348)	(1,553)	(108)	(760)	(11)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable and write-off of inventories to net realisable value, allowance for expected credit losses on financial assets and allowance for doubtful accounts	295	1,241	111	364	74	437	113	440
Net result on the disposal of subsidiaries	(310)	-	(3)	-	(307)	-	-	-
Profit attributable to non-controlling interests	349	238	56	29	221	172	73	37
Income tax expense (benefit)	2,455	10	893	879	1,686	(862)	99	(7)
Pension service cost and actuarial loss, other related expenses	35	36	30	29	5	6	-	1
Other fines and penalties	(1)	310	(255)	92	248	199	7	19
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(33)	(31)	(17)	(6)	(16)	(23)	-	(2)
EBITDA	23,004	18,436	14,408	10,483	8,280	6,204	463	737
EBITDA, margin	28%	25%	41%	33%	16%	14%	5%	6%
*** including inter-segment operations

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the six months ended June 30, 2018
(All amounts are in millions of Russian rubles, unless stated otherwise)	Six months ended June 30, 2018	Six months ended June 30, 2017
	(unaudited)	(unaudited)

Revenue	157,038	149,384
Cost of sales	(85,384)	(80,608)
Gross profit	71,654	68,776

Selling and distribution expenses	(28,851)	(27,723)
Loss on write-off of non-current assets	(200)	(148)
Allowance for expected credit losses on financial assets	(528)	(443)
Taxes other than income taxes	(2,396)	(2,556)
Administrative and other operating expenses	(7,685)	(7,718)
Other operating income	647	489
Total selling, distribution and operating income and (expenses), net	(39,013)	(38,099)
Operating profit	32,641	30,677

Finance income	7,863	442
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 734 million and RUB 699 million for the six months ended June 30, 2018 and 2017, respectively	(21,445)	(24,096)
Foreign exchange (loss) gain, net	(11,580)	1,804
Share of profit of associates, net	36	11
Other income	401	541
Other expenses	(171)	(70)
Total other income and (expense), net	(24,896)	(21,368)
Profit before tax	7,745	9,309

Income tax expense	(2,465)	(3,627)
Profit for the period	5,280	5,682

Attributable to:
Equity shareholders of Mechel PAO	4,693	4,994
Non-controlling interests	587	688

Other comprehensive income
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods, net of income tax:	(321)	28
Exchange differences on translation of foreign operations	(321)	28
Other comprehensive income not to be reclassified to profit or loss in subsequent periods, net of income tax:	6	-
Re-measurement of defined benefit plans	6	-
Other comprehensive (loss) income for the period, net of tax	(315)	28

Total comprehensive income for the period, net of tax	4,965	5,710

Attributable to:
Equity shareholders of Mechel PAO	4,378	5,022
Non-controlling interests	587	688

Earnings per share
Weighted average number of common shares	416,270,745	416,270,745
Basic and diluted profit for the period attributable to common equity shareholders of Mechel PAO (Russian rubles per share)	11,27	12,00

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of June 30, 2018
(All amounts are in millions of Russian rubles)
	June 30, 2018	December 31, 2017
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	195,635	197,875
Mineral licenses	32,626	33,240
Goodwill and other intangible assets	19,234	19,211
Investments in associates	291	283
Deferred tax assets	148	96
Other non-current assets	733	758
Non-current financial assets	199	202
Total non-current assets	248,866	251,665

Current assets
Inventories	41,090	37,990
Income tax receivables	168	107
Trade and other receivables	19,839	18,762
Other current assets	7,831	7,589
Other current financial assets	546	562
Cash and cash equivalents	2,936	2,452
Total current assets	72,410	67,462

Total assets	321,276	319,127

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	24,378	24,378
Accumulated other comprehensive income	988	1,303
Accumulated deficit	(282,121)	(283,743)
Equity attributable to equity shareholders of Mechel PAO	(251,759)	(253,066)
Non-controlling interests	9,515	8,933
Total equity	(242,244)	(244,133)

Non-current liabilities
Loans and borrowings	15,991	17,360
Finance lease liabilities	2,327	1,878
Other non-current financial liabilities	42,516	40,916
Other non-current liabilities	128	138
Pension obligations	3,530	3,512
Provisions	3,847	3,814
Deferred tax liabilities	10,025	11,494
Total non-current liabilities	78,364	79,112

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 32,451 million and RUB 41,992 million as of June 30, 2018 and December 31, 2017, respectively	422,971	422,533
Trade and other payables	33,640	33,469
Finance lease liabilities	6,572	7,476
Income tax payable	5,325	4,578
Taxes and similar charges payable other than income tax	7,162	6,696
Advances received	5,430	4,385
Other current financial liabilities	534	734
Other current liabilities	75	69
Pension obligations	880	849

Provisions	2,567	3,359
Total current liabilities	485,156	484,148

Total liabilities	563,520	563,260
Total equity and liabilities	321,276	319,127

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the six months ended June 30, 2018
(All amounts are in millions of Russian rubles unless stated otherwise)
	Six months ended June 30, 2018	Six months ended June 30, 2017
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	5,280	5,682
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation of property, plant and equipment	6,250	6,334
Depletion of mineral licenses and amortisation of intangible assets	741	894
Foreign exchange loss (gain), net	11,580	(1,804)
Deferred tax (benefit) expense	(678)	646
Allowance for expected credit losses on financial assets	528	443
Write-off of accounts receivable	67	18
Write-off of inventories to net realisable value	710	631
Loss on write-off of non-current assets	200	148
Loss on disposal of non-current assets	52	134
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(64)	(80)
Pension service cost and actuarial loss, other related expenses	71	64
Finance income	(7,863)	(442)
Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments of RUB 734 million and RUB 699 million for the six months ended June 30, 2018 and 2017, respectively	21,445	24,096
Income associated with disposal of Bluestone	(3)	(462)
Provisions for legal claims, on taxes other than income tax and other provisions	(606)	(3)
Other	(45)	40

Changes in working capital items
Trade and other receivables	(1,023)	(334)
Inventories	(4,221)	(2,474)
Trade and other payables	736	(2,247)
Advances received	932	597
Taxes payable and other liabilities	3,355	2,528
Other current assets	(139)	(424)

Income tax paid	(2,501)	(2,360)

Net cash provided by operating activities	34,804	31,625

Cash flows from investing activities
Loans issued and other investments	-	(5)
Interest received	37	123
Proceeds from royalty and other proceeds associated with disposal of Bluestone	3	462
Proceeds from disposal of subsidiaries, net of cash disposed	-	82
Proceeds from loans issued and other investments	5	142
Proceeds from disposals of property, plant and equipment	64	58
Purchases of property, plant and equipment	(2,155)	(3,102)
Purchases of intangible assets	(150)	-
Interest paid, capitalised	(267)	(188)
Net cash used in investing activities	(2,463)	(2,428)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 3,193 million and nil for the six months ended June 30, 2018 and 2017, respectively	4,054	6,179
Repayment of loans and borrowings, including payments from factoring arrangement of nil and RUB 2,670 million for the six months ended June 30, 2018 and 2017, respectively	(15,256)	(15,984)
Dividends paid to non-controlling interests	(5)	-
Interest paid, including fines and penalties	(16,818)	(15,869)

Repayment of obligations under finance lease	(1,474)	(1,983)
Deferred payments for acquisition of assets	(406)	(108)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(2,393)	(1,545)
Net cash used in financing activities	(32,298)	(29,310)

Effect of exchange rate changes on cash and cash equivalents	37	(268)
Allowance for expected credit losses on cash and cash equivalents	(32)	-
Net increase (decrease) in cash and cash equivalents	48	(381)

Cash and cash equivalents at beginning of period	2,452	1,689
Cash and cash equivalents, net of overdrafts at beginning of period	1,223	1,453
Cash and cash equivalents at end of period	2,936	2,951
Cash and cash equivalents, net of overdrafts at end of period	1,271	1,072

These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

There were certain reclassifications to conform with the current period presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 22, 2018